UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

REVLON, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Classes of Securities)

761525609

(CUSIP Number of Classes of Securities)

BARRY F. SCHWARTZ
EXECUTIVE VICE CHAIRMAN
MACANDREWS & FORBES HOLDINGS INC.
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
ALAN C. MYERS, ESQ. AND PETER D. SERATING, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000

October 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761525609	13D	Page 2 of 27

1	NAME OF REPORTING PERSON Ronald O. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 3 of 27

1	NAME OF REPORTING PERSON MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 4 of 27

1	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 5 of 27

1	NAME OF REPORTING PERSON REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 6 of 27

1	NAME OF REPORTING PERSON MacAndrews Cosmetics Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 7 of 27

1	NAME OF REPORTING PERSON Mafco One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 8 of 27

1	NAME OF REPORTING PERSON Mafco Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 9 of 27

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 10 of 27

1	NAME OF REPORTING PERSON RCH Holdings One Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 11 of 27

1	NAME OF REPORTING PERSON NDX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 12 of 27

1	NAME OF REPORTING PERSON SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 13 of 27

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 14 of 27

1	NAME OF REPORTING PERSON RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The information set forth in Item 5 is incorporated herein by reference.

(2) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

CUSIP No. 761525609	13D	Page 15 of 27

1	NAME OF REPORTING PERSON Raymond G. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 0 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,561,610 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,610 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Calculation based on 52,356,798 shares of Class A Common Stock outstanding as of October 8, 2013.

This statement ("Amendment No. 1") amends and supplements the statement on Schedule 13D, dated October 8, 2009 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., a Delaware corporation ("MacAndrews & Forbes"), MacAndrews & Forbes LLC, a Delaware limited liability company ("M&F LLC"), REV Holdings LLC, a Delaware limited liability company ("REV Holdings"), MacAndrews Cosmetics Holdings Inc., a Delaware corporation ("MacAndrews Cosmetics"), Mafco One LLC, a Delaware limited liability company ("Mafco One"), Mafco Four LLC, a Delaware limited liability company ("Mafco Four"), MacAndrews & Forbes Group, LLC, a Delaware limited liability company ("MacAndrews & Forbes Group"), RCH Holdings One Inc., a Delaware corporation ("RCH Holdings One") and Mr. Raymond G. Perelman (collectively, the "Original MacAndrews & Forbes Reporting Persons"), relating to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Revlon, Inc., a Delaware corporation (the "Company").

This Amendment No. 1 is being filed by the Original MacAndrews & Forbes Reporting Persons, NDX Holdings One LLC, a Delaware limited liability company ("NDX Holdings One"), SGMS Acquisition Two Corporation, a Delaware corporation ("SGMS Acquisition Two"), RLX Holdings One LLC, a Delaware limited liability company ("RLX Holdings One") and RLX Holdings Two LLC, a Delaware limited liability company ("RLX Holdings Two") (each of the foregoing, a "Reporting Person," and collectively, the "MacAndrews & Forbes Reporting Persons") with respect to shares of Class A Common Stock that may be deemed to be beneficially owned by such persons to report changes in certain information reported in Item 5 of this Schedule 13D resulting from (i) the redemption on October 8, 2013 by the Company of all 9,336,905 outstanding shares of the Company’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), in accordance with and as required by the certificate of designations for the Series A Preferred Stock and (ii) the conversion on October 4, 2013 by REV Holdings LLC of 3,125,000 shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock,” together with Class A Common Stock, “Common Stock”), each having ten votes per share, into 3,125,000 shares of Class A Common Stock, each having one vote per share, in accordance with and as permitted by the terms of the Company's Restated Certificate of Incorporation.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2. Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

An amended and restated Schedule A, which includes certain required information regarding the Reporting Persons, is attached hereto and is incorporated herein by reference.

Each of the persons named on the amended and restated Schedule A (the “Schedule A Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule A Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)
MacAndrews & Forbes, the sole stockholder of which is Ronald O. Perelman, directly or indirectly owns all the stock or membership interests, as applicable, of M&F LLC, REV Holdings, MacAndrews Cosmetics, Mafco One, Mafco Four, MacAndrews & Forbes Group, RCH Holdings One, NDX Holdings One, SGMS Acquisition Two, RLX Holdings One and RLX Holdings Two. Of the 40,669,640 shares of Class A Common Stock reported herein, (i) 35,784,530 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes or its wholly-owned subsidiaries; (ii) 4,561,610 shares of Class A Common Stock are beneficially owned by Raymond G. Perelman (MacAndrews & Forbes may be deemed to beneficially own 4,561,610 shares of Class A Common Stock beneficially owned by Raymond G. Perelman because MacAndrews & Forbes holds an irrevocable voting proxy with respect to those shares. Those shares are included in the totals reported, and on Items 8, 10, 11 and 13 on the attached Cover Pages for all of the filers except RCH Holdings One); and (iii) 323,500 shares of Class A Common Stock are held directly by Ronald O. Perelman.

The total Common Stock ownership of the MacAndrews & Forbes Reporting Persons represents approximately 77.7% of all of the Company's outstanding Class A Common Stock, which is the only class of the Company's equity securities outstanding as of October 8, 2013.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(b)	See Item 5(a) above.

(c)
As described above, on October 4, 2013, REV Holdings LLC converted 3,125,000 shares of Class B Common Stock into 3,125,000 shares of Class A Common Stock in accordance with and as permitted by the terms of the Company's Restated Certificate of Incoporation.

Of the Series A Preferred Stock redeemed by the Company on October 8, 2013, 22,014 shares were previously held by Mr. Barry F. Schwartz and 98,900 shares were previously held by Mr. Paul G. Savas.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the MacAndrews & Forbes Reporting Persons have entered into an agreement on October 8, 2013, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of October 8, 2013, by and among Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., MacAndrews & Forbes LLC, REV Holdings LLC, MacAndrews Cosmetics Holdings Inc., Mafco One LLC, Mafco Four LLC, MacAndrews & Forbes Group, LLC, RCH Holdings One Inc., NDX Holdings One LLC, SGMS Acquisition Two Corporation, RLX Holdings One LLC, RLX Holdings Two LLC and Mr. Raymond G. Perelman.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 8, 2013

/s/ Ronald O. Perelman
Ronald O. Perelman

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

REV HOLDINGS LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS COSMETICS HOLDINGS INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MAFCO ONE LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MAFCO FOUR LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS & FORBES GROUP, LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

RCH HOLDINGS ONE INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

NDX HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

RLX HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

RLX HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

/s/ Raymond G. Perelman
Raymond G. Perelman

Amended and Restated Schedule A

MacAndrews & Forbes Holdings Inc.

Executive officers and directors of MacAndrews & Forbes Holdings Inc., a Delaware corporation:

Name	Principal Occupation

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Director, Executive Vice Chairman of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The director's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Holdings Inc. are United States citizens.

MacAndrews & Forbes LLC

Controlling persons and officers of MacAndrews & Forbes LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of MacAndrews & Forbes LLC

Barry F. Schwartz	Executive Vice Chairman of MacAndrews & Forbes LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes LLC

MacAndrews & Forbes Holdings Inc. is the sole member of MacAndrews & Forbes LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes LLC are United States citizens.

REV Holdings LLC

Controlling persons and officers of REV Holdings LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of REV Holdings LLC

Barry F. Schwartz	Executive Vice Chairman of REV Holdings LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of REV Holdings LLC

Revlon Holdings LLC is the sole member of REV Holdings LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of REV Holdings LLC are United States citizens.

MacAndrews & Forbes Cosmetics Holdings Inc.

Executive officers and directors of MacAndrews & Forbes Cosmetics Holdings Inc., a Delaware corporation:

Name	Title

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Cosmetics Holdings Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews & Forbes Cosmetics Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The director's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Cosmetics Holdings Inc. are United States citizens.

Mafco One LLC

Controlling persons and officers of Mafco One LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of Mafco One LLC

Barry F. Schwartz	Executive Vice Chairman of Mafco One LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of Mafco One LLC

MacAndrews & Forbes Holdings Inc. is the sole member of Mafco One LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of Mafco One LLC are United States citizens.

Mafco Four LLC

Controlling persons and officers of Mafco Four LLC, a Delaware limited liability company:

Name	Title

Paul G. Savas	Executive Vice President and Chief Financial Officer of Mafco Four LLC

MacAndrews & Forbes LLC is the sole member of Mafco Four LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of Mafco Four LLC are United States citizens.

MacAndrews & Forbes Group, LLC

Controlling persons and officers of MacAndrews & Forbes Group, LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of MacAndrews & Forbes Group, LLC

Barry F. Schwartz	Executive Vice Chairman of MacAndrews & Forbes Group, LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Group, LLC

MacAndrews & Forbes LLC is the sole member of MacAndrews & Forbes Group, LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes Group, LLC are United States citizens.

RCH Holdings One Inc.

Executive officers and directors of RCH Holdings One Inc., a Delaware corporation:

Name	Title

Ronald O. Perelman	Director and Chairman of RCH Holdings One Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of RCH Holdings One Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of RCH Holdings One Inc.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The director's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of RCH Holdings One Inc. are United States citizens.

NDX Holdings One LLC

Controlling persons and officers of NDX Holdings One LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Director and Chairman of NDX Holdings One LLC

Barry F. Schwartz	Director and Executive Vice Chairman of NDX Holdings One LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of NDX Holdings One LLC

MacAndrews & Forbes Holdings Inc. is the sole member of NDX Holdings One LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of NDX Holdings One LLC are United States citizens.

SGMS Acquisition Two Corporation

Executive officers and directors of SGMS Acquisition Two Corporation, a Delaware corporation:

Name	Title

Ronald O. Perelman	Director and Chairman of SGMS Acquisition Two Corporation

Barry F. Schwartz	Director and Executive Vice Chairman of SGMS Acquisition Two Corporation

Paul G. Savas	Executive Vice President and Chief Financial Officer of SGMS Acquisition Two Corporation

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The director's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of SGMS Acquisition Two Corporation are United States citizens.

RLX Holdings One LLC

Controlling persons and officers of RLX Holdings One LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Director and Chairman of RLX Holdings One LLC

Barry F. Schwartz	Director and Executive Vice Chairman of RLX Holdings One LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of RLX Holdings One LLC

MacAndrews & Forbes Holdings Inc. is the sole member of RLX Holdings One LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of RLX Holdings One LLC are United States citizens.

RLX Holdings Two LLC

Controlling persons and officers of RLX Holdings Two LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Director and Chairman of RLX Holdings Two LLC

Barry F. Schwartz	Director and Executive Vice Chairman of RLX Holdings Two LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of RLX Holdings Two LLC

MacAndrews & Forbes Holdings Inc. is the sole member of RLX Holdings Two LLC.

Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Common Stock. The controlling person's and officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of RLX Holdings Two LLC are United States citizens.